Exhibit 17.1
May 22, 2010
Board of Directors
UIL Holdings Corporation
157 Church Street
New Haven, CT 06506
RE: My resignation
Ladies and Gentlemen:
I hereby resign from the Board of Directors of UIL Holdings Corporation, effective immediately before the vote on the acquisition of any Iberdrola subsidiary. I do not do so lightly, but as you know I do not believe that moving forward with the acquisition of the Connecticut and Massachusetts gas businesses of Iberdrola USA, Inc. is in the best interests of UIL and its shareholders. In light of my disagreement with all of you on such an important subject, and in light of the time commitment that Board service has been taking and is likely to continue to take with the pendency of the acquisition and integration activities, I believe it is best for me to leave the Board at this time.
Yours truly,
/s/ Marc C. Breslawsky
Marc C. Breslawsky